April 26, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Principal Life Insurance Company Separate Account B (the “Registrant”)

            File Nos. 333-116220 and 811-02091

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Principal Life Insurance Company, on behalf of itself and Principal Life Insurance Company Separate Account B, hereby requests acceleration of that post-effective amendment no. 22 to the registration statement electronically filed via Edgar on Form N-4 (File Nos. 333-116220 and 811-02091) pursuant to Rule 485(a) under the Act on April 26, 2012, and requests that said post-effective amendment be declared effective on May 1, 2012.

The undersigned is a vice president of the Registrant and is duly authorized to request accelerated effectiveness of the post-effective amendment to the registration statement.

Please contact Jeffrey M. Pierick at (515) 362-2384 if you have any question regarding this request.

Sincerely,

/s/ Michael D. Roughton

Vice President and Associate General Counsel

Principal Life Insurance Company